UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fort Ghent Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, Suite 1006
(No. and Street)

(City)	(State)	10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mack — 212-588-0580 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co, PC
(Name – *if individual, state last, first, middle name*)

1430 Broadway, Suite 605	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___David Mack_____ , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of ___Fort Ghent Brokerage LLC_____ , as of
_December 31_____ , 2 021__ , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _____

Title:
___CEO_____

Notary Public



DOROTHY VERONICA LABATTAGLIA
Notary Public - State of New York
NO. 01LA6367587
Qualified in Queens County
My Commission Expires Nov 20, 2025

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Fort Ghent Brokerage LLC

Statement of Financial Condition

DECEMBER 31, 2021

Fort Ghent Brokerage LLC

CONTENTS



SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
1430 BROADWAY – SUITE 605
NEW YORK, N.Y. 10018

TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Report of Independent Registered Public Accounting Firm

To the Members of
Fort Ghent Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fort Ghent Brokerage, LLC, as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company, as of December 31, 2021 in conformity with the accompanying principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatements, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanford Becker & Co, P.C.

We have served as the Company's auditors since 2017.

New York, NY
March 31 , 2022

Fort Ghent Brokerage LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2021
ASSETS	
Cash	$ 21,867
Accounts receivable	12,923
Prepaid expense	9,330
Total assets	$ 44,120
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 17,373
Total liabilities	17,373
Members' equity	26,747
Total liabilities and members' equity	$ 44,120

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Fort Ghent Brokerage LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include providing investment banking, merger and acquisition, and consulting services to clients. The Company is a dual member limited liability company; the two members are active principals in the Firm. The Company was organized under the laws of the State of New York on November 1, 2013. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority (FINRA) on August 4, 2014. The Company exists as a separate legal entity, unless di the provisions of the operating agreement and the laws of New York State. To the fullest legal extent possible, the Members shall not have any liability for the losses, liabilities, or claims against the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from contracts with clients are comprised of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the client. At December 31, 2021, there were no advances to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CONCENTRATION OF BUSINESS AND CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2021, the Company had no uninsured cash balances.

The Company earned 64% of its fee revenues from three clients in 2021. 57% of the Company's accounts receivable at year end were from three accounts.

NOTE 4. RELATED-PARTY TRANSACTIONS

The Company shares office space with Compliance Matters, an affiliate under common control with the Company. During the year, the Company paid $14,181 as its proportional share of the cost for the office space.

There are no other transactions with related parties of the firm.

NOTE 5. INCOME TAXES

The Company is a limited liability company and as such is not subject to Federal or state income taxes. Federal and State income taxes, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to tax examinations by taxing authorities for years before 2018.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company has a $5332 liability due to two representatives, contingent on collection of receivables from two client. The Company expects to collect these receivables and pay its representatives in the first quarter of 2021.

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the virus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the Unites States, including in each of the areas in which the Company operates. The Company has continued its operations throughout this pandemic and management expects business operations to continue as is for the foreseeable future. The extent to which the outbreak has impacted the Company's operations has not been significant and the Company expects this to remain the case.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2021, the Company had net capital of $9,826, which exceeded the Company's minimum net capital requirement of $5,000 by $4,826. The Company's percentage of aggregate indebtedness to net capital was 177% at December 31, 2021.

NOTE 8. GOING CONCERN

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's conditions and has determined that unless the Company generates revenue or continues to be funded by its members, there is doubt about the Company's ability to continue as a going concern. The Members and their affiliates have pledged additional support to the Company to enable it to operate for the next year should that become necessary.